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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 35 )*

Motient Corporation
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
619908304
(CUSIP Number)
Patrick H. Daugherty, Esq.
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 30, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	619908304	Page	2	of	8

1	NAMES OF REPORTING PERSONS: Highland Capital Management, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2716725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		2,701,268

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,701,268

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,701,268

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	31%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA/PN

CUSIP No.	619908304	Page	3	of	8

1	NAMES OF REPORTING PERSONS: Strand Advisors, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	95-4440863

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		2,701,268

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,701,268

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,701,268

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	619908304	Page	4	of	8

1	NAMES OF REPORTING PERSONS: James D. Dondero

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		2,701,268

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,701,268

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,701,268

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

This Amendment No. 35 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 10, 2002, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on October 20, 2003, Amendment No. 2 to Schedule 13D filed with the Commission on July 12, 2004, Amendment No. 3 to Schedule 13D filed with the Commission on November 16, 2004, Amendment No. 4 to Schedule 13D filed with the Commission on April 19, 2005, Amendment No. 5 to Schedule 13D filed with the Commission on September 7, 2005, Amendment No. 6 to Schedule 13D filed with the Commission on September 29, 2005, Amendment No. 7 to Schedule 13D filed with the Commission on October 11, 2005, Amendment No. 8 to Schedule 13D filed with the Commission on October 14, 2005, Amendment No. 9 to Schedule 13D filed with the Commission on October 21, 2005, Amendment No. 10 to Schedule 13D filed with the Commission on October 27, 2005, Amendment No. 11 to Schedule 13D filed with the Commission on November 17, 2005, Amendment No. 12 to Schedule 13D filed with the Commission on December 8, 2005, Amendment No. 13 to Schedule 13D filed with the Commission on January 30, 2006, Amendment No. 14 to Schedule 13D filed with the Commission on February 14, 2006, Amendment No. 15 to Schedule 13D filed with the Commission on February 15, 2006, Amendment No. 16 to Schedule 13D filed with the Commission on February 23, 2006, Amendment No. 17 to Schedule 13D filed with the Commission on March 16, 2006, Amendment No. 18 to Schedule 13D filed with the Commission on April 13, 2006, Amendment No. 19 to Schedule 13D filed with the Commission on April 25, 2006, Amendment No. 20 to Schedule 13D filed with the Commission on May 24, 2006, Amendment No. 21 to Schedule 13D filed with the Commission on June 2, 2006, Amendment No. 22 to Schedule 13D filed with the Commission on June 6, 2006, Amendment No. 23 to Schedule 13D filed with the Commission on June 14, 2006, Amendment No. 24 to Schedule 13D filed with the Commission on June 16, 2006, Amendment No. 25 to Schedule 13D filed with the Commission on June 19, 2006, Amendment No. 26 to Schedule 13D filed with the Commission on June 22, 2006, Amendment No. 27 to Schedule 13D filed with the Commission on July 5, 2006, Amendment No. 28 to Schedule 13D filed with the Commission on July 6, 2006, Amendment No. 29 to Schedule 13D filed with the Commission on July 7, 2006, Amendment No. 30 to Schedule 13D filed with the Commission on July 7, 2006, Amendment No. 31 to Schedule 13D filed with the Commission on July 10, 2006, Amendment No. 32 to Schedule 13D filed with the Commission on July 13, 2006, Amendment No. 33 to Schedule 13D filed with the Commission on July 17, 2006, and Amendment No. 34 to Schedule 13D filed with the Commission on November 15, 2006 (as amended, the “Schedule 13D”). Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.
Item 2. Identity and Background.
     Item 2 of the Schedule 13D is hereby amended to read in its entirety as follows:
     “(a) The names of the persons filing this Schedule 13D are Highland Capital Management, L.P., a Delaware limited partnership (“HCMLP”), Strand Advisors, Inc., a Delaware corporation (“Strand”), and James D. Dondero, a United States citizen.
     (b) The business address of HCMLP, Strand, and Mr. Dondero is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240.
     (c) This Schedule 13D is filed on behalf of HCMLP, Strand, and Mr. Dondero. Strand is the general partner of HCMLP. Mr. Dondero is the President and a director of Strand. The directors and executive officers of Strand are identified on Appendix I hereto.
     The principal business of HCMLP, a registered investment advisor, is acting as investment advisor and/or manager to other persons. The principal business of Strand is serving as the general partner of HCMLP. The principal business of Mr. Dondero is serving as the President and a director of Strand. The principal business of each director and executive officer of Strand is set forth on Appendix I hereto.
     (d) and (e) During the past five years, none of the reporting persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.
     (f) HCMLP and Strand were organized under the laws of the State of Delaware. Mr. Dondero is a citizen of the United States. The citizenship of each director and executive officer of Strand is set forth on Appendix I hereto.”
Item 4. Purpose of the Transaction.
     Item 4 is hereby amended and restated in its entirety as follows:
     Between May 15, 2007 and June 1, 2007, the Reporting Persons sold all but 1,000 shares of Common Stock held directly or recently acquired by exercise of warrants.
     Notwithstanding the foregoing actions, certain funds advised by Highland Capital continue to hold 90,000 shares of Series A Preferred Stock and remain plaintiffs in a lawsuit seeking the rescission of the Series A Preferred Stock based on claims that the Series A Preferred Stock was illegally issued and therefore void. Highland capital plans to continue to assert its rights in this matter and fully intends to pursue its legal remedies, which include repayment of $90,000,000, legal rate of interest and payment of legal fees.
     No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth in this Schedule 13D or such as would occur upon completion of any of the actions discussed above. Each of the Reporting Persons intends to review his/its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to his/its investment in the Issuer as he/it deems appropriate including changing his/its intention with respect to any and all matters referred to in Item 4.
Item 5. Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

     “(a) Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
     Each of the reporting persons may, together with the other reporting persons, be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.
     The following table sets forth the aggregate number and percentage of the shares of Common Stock beneficially owned by each person named in the table:

	Aggregate Number of
	Shares of Common		Percentage of
	Stock		Common Stock
	Beneficially Owned		Beneficially Owned
Highland Capital Management, L.P. (1)	2,701,268	(2)	3.1
Strand Advisors, Inc. (1)	2,701,268	(2)	3.1
James D. Dondero (1)	2,701,268	(2)	3.1

(1)	HCMLP serves as an investment adviser and/or manager to other persons. HCMLP may be deemed to beneficially own securities owned and/or held by and/or for the account and/or benefit of such persons and other persons. Strand is the general partner of HCMLP. Strand may be deemed to beneficially own securities owned and/or held by and/or for the account and/or benefit of HCMLP. Mr. Dondero is the President and a director of Strand and serves as a director of other persons. Mr. Dondero may be deemed to beneficially own securities owned and/or held by and/or for the account and/or benefit of Strand and such other persons.

(2)	Includes 2,700,268 shares of Common Stock that may be acquired within sixty days of the date hereof upon conversion of shares of Series A Preferred Stock.

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See the disclosure provided in response to Item 7 on the attached cover page(s).

(ii)	Shared power to vote or to direct the vote:

See the disclosure provided in response to Item 8 on the attached cover page(s).

(iii)	Sole power to dispose or to direct the disposition of:

See the disclosure provided in response to Item 9 on the attached cover page(s).

(iv)	Shared power to dispose or to direct the disposition of:

See the disclosure provided in response to Item 10 on the attached cover page(s).

(c)	The following table describes transactions in the Common Stock that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a) of this Item 5:

	Reporting	Shares	Shares	Price Per	Description of
Transaction Date	Person	Acquired	Disposed	Share ($)	Transaction
May 15, 2007	HCMLP	0	11,900	10.9214	Open market sale
May 16, 2007	HCMLP	0	35,000	10.3641	Open market sale
May 17, 2007	HCMLP	0	50,000	10.7065	Open market sale
May 18, 2007	HCMLP	0	29,000	10.6845	Open market sale

	Reporting	Shares	Shares	Price Per	Description of
Transaction Date	Person	Acquired	Disposed	Share ($)	Transaction
May 30, 2007	HCMLP	625,000	0	1.06	Exercise of warrant(s)
May 30, 2007	HCMLP	200,000	0	4.88	Exercise of warrant(s)
May 30, 2007	HCMLP	262,545	0	8.57	Exercise of warrant(s)
June 1, 2007	HCMLP	0	6,178,344	11.20	Private sale
June 1, 2007	Mr. Dondero	0	18,814	11.20	Private sale
     Except as otherwise described herein, no transactions in the Common Stock were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any person named in response to paragraph (a) of this Item 5.
     (d) Other persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by HCMLP, Strand, and/or Mr. Dondero.
     (e) On June 1, 2007, each of the reporting persons ceased to be the beneficial owner of more than five percent of the Common Stock.”

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 4, 2007	HIGHLAND CAPITAL MANAGEMENT, L.P.

	By:	Strand Advisors, Inc.
	Its:	General Partner

	By:	/s/ James D. Dondero

	Name:	James D. Dondero
	Title:	President

STRAND ADVISORS, INC.

	By:	/s/ James D. Dondero

	Name:	James D. Dondero
	Title:	President

JAMES D. DONDERO

	By:	/s/ James D. Dondero

	Name:	James D. Dondero

APPENDIX I
     The name of each director and executive officer of Strand is set forth below. The business address of each person listed below is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240. Each person identified below is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below. During the past five years, none of the individuals listed below has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

Present Principal Occupation or Employment
Name	and Business Address (if applicable)
James D. Dondero, Director	President
Mark Okada	Executive Vice President
Raymond J. Daugherty	Vice President
Todd A. Travers	Secretary
Brian Lohrding	Treasurer